Exhibit 99.1

 Luxventure Promoted Liu Zie, an Expert in Blockchain, Artificial Intelligence and Things of Internet, as its Chief Technology Officer.

SHISHI, China, April 5, 2021 /PRNewswire/ -- KBS Fashion Group Limited ("KBS" or the "Company") (NASDAQ: KBSF), a leading fully-integrated casual menswear company in China and the operator of Luxventure, a social media platform, announced today the promotion of Liu Zie to the position of Chief Technology Officer of Luxventure.

With over 20 years of experience, Mr. Liu Zie is a leading expert in the China information technology sector. Mr. Liu’s expertise lies in Blockchain, Artificial Intelligence and Internet of Things. He was the former CTO of ZOL, a leading on-line technology/E-commerce portal, and managed a 400 member development team. Mr. Liu is a graduate of Yanshan University.

Ms. Sun Lei, Chief Executive Officer of the Company, commented: “I congratulate Liu Zie on this promotion. During his short time with Luxventure, he played an instrumental role in the development of our apps and internal management software solutions. As Chief Technology Officer, his role will be to focus on further using his experience and knowledge, especially in Blockchain, to better serve our users.”

Mr. Liu Zie commented:" I am honored for this promotion. One of the key reasons for joining Luxventure is the vision of its CEO and its focus on cutting edge technology. I am happy for the opportunity to bring my expertise in Blockchain, Artificial Intelligence and Internet of Things to the company. Blockchain is the future and I look forward to using my expertise in this area to further implement the company's Blockchain strategy and exploring related opportunities, such as Non-fungible Tokens (NFT).”

About KBS Fashion Group Limited

Headquartered in Shishi, China, KBS Fashion Group Limited, through its subsidiaries, is engaged in the business of i) designing, manufacturing, selling and distributing its own casual menswear brand, KBS, through a network of 30 KBS branded stores (as of Dec 31, 2019) and over a number of multi-brand stores. KBS Fashion Group is the operator of Luxventure, a social media platform. To learn more about the Company, please visit its corporate website at www.kbsfashion.com.

Safe Harbor Statement

This press release may contain certain "forward-looking statements" relating to the business of KBS Fashion Group Limited, and its subsidiary companies. All statements, other than statements of historical fact included herein, are "forward-looking statements" in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

SOURCE KBS Fashion Group Limited

Related Links

http://www.kbsfashion.com